Exhibit 99.1

For Immediate Release

MIDLAND STATES BANCORP, INC. TO

ACQUIRE CENTRUE FINANCIAL CORPORATION

Highlights of the Announced Transaction

•                  Strengthens Midland’s franchise in northern Illinois markets

•                  Adds a high quality, low-cost core deposit franchise with a cost of deposits of 18 basis points

•                  Transaction expected to be 8-9% accretive to Midland’s earnings per share in 2018

Effingham, IL and Ottawa, IL, January 26, 2017 — Midland States Bancorp, Inc. (NASDAQ: MSBI) (the “Company” or “Midland”) and Centrue Financial Corporation (NASDAQ: CFCB) (“Centrue”) today announced that they have entered into a definitive agreement under which Midland will acquire Centrue for estimated total consideration of $175.1 million, or $26.75 per share of Centrue common stock.  Midland expects the transaction to be 8-9% accretive to earnings per share in 2018, the first full year of combined operations.

Centrue Financial Corporation, the parent company of Centrue Bank, is headquartered in Ottawa, Illinois and had total assets of $978 million, net loans of $677 million and total deposits of $740 million as of December 31, 2016.  Established in 1874, Centrue is a regional, full-service community bank offering commercial, retail and mortgage banking services.  Centrue has 20 bank branches located principally in northern Illinois and has a top 5 deposit market share in Kankakee and LaSalle Counties.

Leon J. Holschbach, President and Chief Executive Officer of Midland, commented,  “Centrue has built a highly attractive franchise through a commitment to superior customer service and being deeply invested in the success of the communities it serves.  Having competed against Centrue in our northern Illinois markets for many years, we are very familiar with their franchise and believe they will be an excellent cultural fit with Midland.  Indeed, Kurt Stevenson and I have known each other going way back and he has done an excellent job at Centrue.  With $978 million in assets, Centrue will add significant scale to our operations, provide meaningful opportunities to enhance our overall efficiencies, and increase our earnings power.  We look forward to welcoming the customers, employees and shareholders of Centrue to the Midland family.”

Kurt R. Stevenson, President and CEO of Centrue, said, “Midland is an excellent merger partner for Centrue and the combination of our two companies will create an exceptionally strong community banking franchise with more than $4.0 billion in total assets.  As part of a larger financial institution with deeper resources, this transaction will significantly improve our ability to serve the needs of our customers, who will benefit from having access to a wider selection of financial products and services. Moreover, we will have an improved ability to accommodate the growth of our commercial banking relationships by offering increased borrowing capacity.”

The earnings per share accretion estimates for this transaction are based on estimated cost savings of approximately 40% of Centrue’s non-interest expense, with all cost savings expected to be phased in by 2018.  The earnings per share accretion estimates do not include any assumption of revenue synergies.  Midland expects $18.2 million in one-time transaction-related charges.  Midland also expects to incur tangible book value per share dilution of less than 1.5% upon the closing of the transaction, with an expected earn-back period of approximately two years.

Expected benefits of the transaction include:

•                  Increased earnings power driven by earnings accretion and greater operating scale;

•                  An expanded base of stable, low-cost deposits;

•                  Significant cross-selling opportunities with Midland’s broader product and service offerings;

•                  Greater penetration of key markets in northern Illinois and adds to Midland’s already significant St. Louis MSA presence; and

•                  The #1 and #2 deposit market share positions in the Kankakee and Ottawa-Peru, IL MSAs, respectively

Transaction Details

The estimated total consideration of $175.1 million (which includes cash consideration for outstanding equity awards) will be paid 65% in Midland common stock and 35% in cash.  Under the terms of the definitive agreement, upon consummation of the transaction, holders of Centrue common stock will have the right to receive a fixed exchange ratio of 0.7604 shares of Midland common stock, a fixed consideration of $26.75 in cash, or a combination of cash and stock for each share of Centrue common stock they own, subject to proration based on achieving the aforementioned consideration mix, and subject to potential adjustment based on Centrue’s adjusted stockholders’ equity at closing.  For purposes of determining the exchange ratio, the transaction utilizes Midland’s 10-day volume-weighted average stock price through January 13, 2017, or $35.18 per share.  In addition, holders of Centrue preferred stock will have the right to receive newly issued shares of Midland preferred stock having similar terms.

The transaction is expected to close in mid-2017, subject to regulatory approvals, the approval of Centrue’s and Midland’s shareholders, and the satisfaction of customary closing conditions.

Barack Ferrazzano Kirschbaum & Nagelberg LLP served as legal counsel to Midland States Bancorp, Inc. and Stephens Inc. served as financial advisor and provided a fairness opinion to Midland States Bancorp, Inc.  Howard & Howard Attorneys PLLC served as legal counsel to Centrue Financial Corporation and Sandler O’Neill + Partners, L.P. served as financial advisor and provided a fairness opinion to Centrue Financial Corporation.

About Midland States Bancorp, Inc.

Midland States Bancorp, Inc. is a community-based financial holding company headquartered in Effingham, Illinois, and is the sole shareholder of Midland States Bank. Midland had assets of approximately $3.2 billion, and its Midland Wealth Management Group had assets under administration of approximately $1.7 billion as of December 31, 2016.  Midland provides a full range of commercial and consumer banking products and services, merchant credit card services, trust and investment management, and insurance and financial planning services. In addition, commercial equipment leasing services are provided through Heartland Business Credit, and multi-family and healthcare facility FHA financing is provided through Love Funding, Midland’s non-bank subsidiaries. Midland has more than 80 locations across the United States. For additional information, visit www.midlandsb.com or follow Midland on LinkedIn at https://www.linkedin.com/company/midland-states-bank.

About Centrue Financial Corporation

Centrue Financial Corporation is a regional financial services company headquartered in Ottawa, Illinois and devotes special attention to personal service. Centrue serves a market area which extends from the far western and southern suburbs of the Chicago metropolitan area across Central Illinois and metropolitan St. Louis.  Further information about Centrue is available at its website at http://www.centrue.com.

Forward-Looking Statements

Readers should note that in addition to the historical information contained herein, this press release includes “forward-looking statements,” including but not limited to statements about Midland’s expected loan production, operating expenses future earnings levels and other projections relating to the proposed transaction.  These statements are subject to many risks and uncertainties, including (i) the possibility that any of the anticipated benefits of the proposed transaction will not be realized within the expected time period or at all; (ii) the risk that integration of Centrue’s operations will be materially delayed or will be more costly or difficult than expected; (iii) the failure of the proposed transaction to close for any other reason; (iv) the effect of the announcement of the transaction on customer relationships and operating results; (v) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and (vi) other risks detailed from time to time in filings made by Midland and Centrue with the Securities and Exchange Commission (the “SEC”). Readers should note that the forward-looking statements included in this press release are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “will,” “propose,” “may,” “plan,” “seek,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue,” or similar terminology. Any forward-looking statements presented herein are made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Additional Information

This communication is being made in respect of the merger involving Midland and Centrue. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Midland will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a joint proxy statement of Midland and Centrue that will also constitute a prospectus of Midland, which will be sent to Midland’s and Centrue’s respective shareholders. Shareholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Midland, Centrue and the proposed transaction. When filed, this document and other documents relating to the proposed transaction filed by Midland and Centrue can be obtained free of charge from the website maintained by the SEC at www.sec.gov. These documents also can be obtained free of charge by accessing Midland’s website at www.midlandsb.com under “Investors” and then under the “SEC Filings” tab or by accessing Centrue’s website at www.centrue.com under “Investor Relations” and then under the “SEC Filings” tab. Alternatively, these documents, when available, can be obtained free of charge from Midland upon written request to Midland States Bancorp, Inc., Corporate Secretary, 1201 Network Centre Drive, Effingham, Illinois, 62401 or by calling (217) 342-7321 or emailing corpsec@midlandsb.com, or from

Centrue, upon written request to Centrue Financial Corporation, Investor Relations, 122 West Madison Street, Ottawa, Illinois 61350 or by calling (815) 431-8400 or emailing investor.relations@centrue.com.

Participants in this Transaction

Midland, Centrue and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under applicable SEC rules. Information about these participants may be found in the prospectus of Midland relating to its initial public offering of common stock filed with the SEC by Midland on May 24, 2016 and the definitive proxy statement of Centrue relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 21, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

CONTACTS:

For Midland:

Douglas J. Tucker, Sr. V.P., Corporate Counsel, at dtucker@midlandsb.com or (217) 342-7321

For Centrue:

Daniel R. Kadolph, Chief Financial Officer, at daniel.kadolph@centrue.com or (815) 431-2838